ASTORIA CAPITAL MARKETS, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2022

PUBLIC

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SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ASTORIA CAPITAL MARKETS INC

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

244 A WILLIS AVENUE
(No. and Street)

MINEOLA	NY	11501
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

CAROLYN C CARTY	631-224-9578	CCARTY@OPTONLINE.NET
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

BERKOWER LLC
(Name – if individual, state last, first, and middle name)

517 ROUTE ONE SOUTH	ISELIN	NJ	08830
(Address)	(City)	(State)	(Zip Code)

09/18/2003	217
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, JOHN R SUTTON, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ASTORIA CAPITAL MARETS INC, as of DECEMBER 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: John R Sutton

Title: PRESIDENT

Emmanuel Anagnostou

Notary Public

Emmanuel Anagnostou

NOTARY PUBLIC STATE OF OHIO

EMMANUEL ANAGNOSTOU
Notary Public, State of Ohio
My Commission Expires
APRIL 13, 2024

This filing** contains (check all applicable boxes):

- [x] (a) Statement of financial condition.
- [x] (b) Notes to consolidated statement of financial condition.
- [ ] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [ ] (d) Statement of cash flows.
- [ ] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [ ] (g) Notes to consolidated financial statements.
- [ ] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [ ] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [ ] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [ ] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

berkower
Certified Public Accountants & Advisors

517 Route One, Suite 4103
Iselin, NJ 08830
(732) 781-2712
Berkower.io

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Astoria Capital Markets, Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Astoria Capital Markets, Inc. (the "Company") as of December 31, 2022 and the related notes (collectively referred to as the "Financial Statement"). In our opinion, the Financial Statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This Financial Statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's Financial Statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Financial Statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the Financial Statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the Financial Statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Financial Statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2018.

Berkower LLC

Berkower LLC

Iselin, New Jersey
March 8, 2023

ASTORIA CAPITAL MARKETS, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2022

ASSETS

Cash	$ 271,077
Fees Receivable	109,779
TOTAL ASSETS	**$ 380,856**

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES

Accrued expenses and other liabilities	$ 12,656

SHAREHOLDERS' EQUITY

Common stock, par value $1.00 per share; authorized 2,000 shares; issued and outstanding 85 shares	$ 85	
Additional paid-in-capital	45,915	
Retained earnings	333,200	
Treasury stock, at cost,15 shares	(11,000)	
TOTAL SHAREHOLDERS' EQUITY		368,200
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		$ 380,856

See accompanying notes.

ASTORIA CAPITAL MARKETS, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2022

1. ORGANIZATION AND NATURE OF BUSINESS

Astoria Capital Markets, Inc. (the "Company") was organized in the State of Delaware in March 1998 and began doing business in New York as a registered broker-dealer in securities with the Securities and Exchange Commission (the "SEC") in November 1998. The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). In this capacity, the Company operates an electronic order management system to facilitate its customers' order management of exchange listed and over-the-counter securities.

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to market and counter party risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the customer and/or other counterparty with which it conducts business.

2. SIGNIFICANT ACCOUNTING POLICIES

The Company maintains its books and records on an accrual basis in accordance with accounting principles generally accepted in the United States of America ("GAAP")as set forth in the Financial Accounting Board's ("FASB") Accounting Standards Codification ("ASC"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions in determining reported financial position, results of operations and cash flows, as well as related disclosures. Actual results could differ from these estimates.

ASTORIA CAPITAL MARKETS, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION (continued)

DECEMBER 31, 2022

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Securities owned are recorded at fair value in accordance with the fair value hierarchy established by GAAP. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the company has the ability to access.

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's judgment as to the best assumptions and inputs for fair valuation purposes.
The valuation levels are not necessarily an indication of risk or liquidity associated with the underlying investments.

Fees receivable balances are stated at net realizable value. An allowance for doubtful accounts is recorded, if appropriate, based upon the Company's assessment of relevant collectability factors, in accordance with *ASC 326 Financial Instruments – Current Expected Credit Losses ("CECL")*. This standard requires the immediate recognition of estimated credit losses expected over the life of applicable financial assets.

The Company's CECL evaluation considers factors such as historical experience; credit quality; terms; balances; current and projected economic conditions; and other relevant collectability matters.

The Company's evaluation determined that an allowance for doubtful accounts was not required as of December 31, 2022.

3. CASH

The Company maintains its cash in bank deposit accounts. Funds deposited with a single financial institution are insured up to $250,000 in the aggregate by the Federal Deposit Insurance Corporation ("FDIC"). At times, cash balances may exceed FDIC insured limits. The Company has not experienced any losses in such accounts.

The Company has defined cash equivalents as highly liquid investments with original maturities of less than three months. There were no cash equivalents as of December 31, 2022.

4. REVENUE RECOGNITION

The Company recognizes revenue in accordance with *ASC 606 Revenue from Contracts with Customers* which requires that an entity recognize revenue to depict the transfer of promised services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those services. The guidance requires an entity to follow a five-step model to (a) identify the contracts with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

The Company recognizes Fee income from customers' use of its securities order management system when earned, meaning that the Company has completed its performance obligations as stated in the customer agreement, as well as that substantially all the income recorded is likely to be collected. Fee income is generally computed on a per share basis for customer trades placed through the Company's electronic order management system. The Company's performance obligations are considered satisfied and Fee income earned on the securities trade date.

The Company bills customers each month-end.

Four customers represented 92% of revenues for the year ended December 31, 2022, as follows: 58%; 13%; 13% and 8%. These four customers represented 94% of Fees receivable at December 31, 2022 as follows: 30%, 7%; 32%; and 25% respectively.

5. INCOME TAXES

The Company is recognized as an S-Corporation by the Internal Revenue Service. As an S-Corporation, the Company is subject to New York City General Corporation Tax and a New York State surcharge, while the shareholders are liable for federal and state income taxes on the Company's taxable income.

Uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being   sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. The tax years that remain subject to examination are 2019 - to date. For the year ended December 31, 2022, management has determined that there are no material uncertain income tax positions.

6. COMMITMENTS AND CONTINGENT LIABILITIES

The Company had no underwriting commitments, no contingent liabilities and had not been named as a defendant in any lawsuit at December 31, 2022 or during the year then ended.

7. RELATED PARTY TRANSACTIONS

The Company has an agreement with Sutton Consulting Group, Inc. ("SCG"), a related party by common ownership, for the usage of SCG's Happy Trader Order Management System. For the year ended December 31, 2022, the System usage fees amounted to $1,246,000, which included the System's operating, maintenance, repairs and customer costs.

Under a separate expense agreement, the Company reimburses SCG for its share of telephone, rent and utilities costs, which totaled $10,571 for the year ended December 31, 2022.

 No amounts were due to or due from SCG as of December 31, 2022.

ASTORIA CAPITAL MARKETS, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION (continued)

DECEMBER 31, 2022

8. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The Company is subject to ongoing revisions to the GAAP standards in effect applicable to the preparation of its financial statements. The Company has either evaluated or is currently evaluating the impact of pending FASB pronouncements. The Company believes that these future standards will not have a material impact on its financial statements.

9. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Further, equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2022, the Company had net capital of $258,421 which exceeded the minimum requirement of $5,000 by $253,421. The Company's ratio of aggregate indebtedness to net capital was 0.05 to 1.

10. COVID-19

The COVID-19 pandemic has significantly disrupted global economic activity since the 1st quarter of 2020. The Company is unable to determine COVID-19's effect to-date or in the future on the Company's business and results.

11. SUBSEQUENT EVENTS

Subsequent events have been evaluated through the date that these financial statements were issued. No matters were required to be recorded or disclosed in these financial statements.